SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 14f

              NOTICE OF ARRANGEMENT REGARDING ELECTION OF DIRECTORS
                                WITHOUT A MEETING



Pursuant to Section 14(f) of the Securities Exchange Act of 1934

Date of Designation: 10 days after the date of filing of this Notice and transmittal thereof to the Registrant's shareholders.

Commission File number: 001-14873


                                PNW Capital, Inc.
             (Exact name of registrant as specified in its charter)

Delaware                                              061474412
---------                                             ---------
State or Other Jurisdiction                          (I.R.S. Employer
of incorporation or organization)                    Identification Number)

12925 W. Arlington Pl., Littleton, CO 80217
------------------------------------------------------
(Address of principal Executive Offices     Zip Code)

Registrant's telephone number, including area code: (303)412-2469


                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF


Voting Shares Outstanding

As of November 30, 2000, there were 97,000,000 voting shares of the Registrant's common stock outstanding, its only class of voting securities, each share entitling the holder thereof to one vote.

Security Ownership of Certain Beneficial Owners and Management

As of November 30, 2000, the following persons were known by the Registrant to own or control beneficially more than five percent of its outstanding common stock, its only class of voting stock. The table below also sets forth the total number of shares of the Registrant's outstanding voting stock owned by its officers and directors and by persons designated to become directors:

Name and Address of                         Number of           Percent of
Beneficial Owner                          Shares Owned          Shares Owned
                                          Beneficially
                                          and of Record

Joseph McFarland                        12,339,600              12.7%
Europark Holdings, Inc.                 12,339,600              12.7%
Daniel C. Silva, President & Director   12,339,600              12.7%
Maya Investment Corporation              4,460,000               4.5%
Robert Alan Kitsmiller                   3,322,200               3.4%
Daniel Enright                           2,373,000               2.4%
Wayne Miller Director*                   2,000,000               2.0%
Berry Miller (1)Director*                  500,000               0.5%
Gary Burnie Director*                    2,000,000               2.0%

1) Includes 500,000 share option calculated under Sec. 13(d) Securities Exchange Act of 1934.

================================================================================

 *       Resigning Directors


Changes in Control of Registrant

     Peanut Butter & Jelly, Inc. (PBJ) a Colorado Corporation, entered into an agreement for exchange of stock ith PNW Capital, Inc. (PNW)whereby PBJ exchanged 100% of PBJ shares for 47,460,000 shares of PNW. The transaction has been closed.

                        DIRECTORS AND EXECUTIVE OFFICERS


         The current Directors and Executive officers of Registrant are:

         Daniel C. Silva                President, Chairman & Director
         Joseph L. McFarland, Jr.       Secretary
         Wayne Miller                   Director
         Barry Miller                   Director
         Gary Burnie                    Director

Legal Proceedings

         No current director or future director, officer, or affiliate of the Registrant, five percent holder of any class of voting securities of the Registrant, nor any associate of the above, is a party adverse to the Registrant or has a material interest adverse to the Registrant.

Management

Identification of Directors to be appointed without shareholder meeting

     After the filing of this Form and Notice to shareholders the present Directors of the Company, Wayne Miller, Gary Burnie and Barry Miller will resign, effective ten days after mailing of this Notice to Shareholders.

         The persons who will be directors of the Registrant, effective ten days from mailing of this notice, and their ages, are as follows:

         Name                               Age
         ----                               ---
         Daniel Silva                        38 ( Mr. Silva has already been
                                                 appointed)
         Joseph L. McFarland Jr.             40

         The following persons have been appointed as officers of the Company:

         Daniel Silva                       President
         Joseph L. McFarland, Jr.           Secretary

         Business Experience

         The following is a brief account of the business experience during at least the past five years of the persons designated to be new directors and officers of the Registrant, indicating the principal occupation and employment during that period by each, and the name and principal business of the organizations by which they were employed.


      Joseph L. McFarland, Jr.
     ------------------------

     Joseph L. McFarland, age 40 received an education at Denver Technical College 1983-87 in Design Engineering. From 1998 to present he has been a Principal Manufacturing Engineer for Exabyte Corp. In 2000 he became a director and principal shareholder of Peanut Butter & Jelly, Inc. and was a principal in a company with the same name from 1993 to 1996, which was dissolved. From 1996-98 he was a Consulting Process Engineer for Medtronic Blood Management. From 1992-93 Mr. McFarland was Operations Manager for Ram-Line, Inc.

     Daniel C. Silva
     ---------------
     Mr. Silva, age 38 has been Broker/Owner of Silva Realty from October 1991 - Present. He was President/Marketing Director and a major shareholder of Peanut Butter + Jelly, Inc. June 1995 - 1996 when it was dissolved. He was President of Board of Directors/Chief Marketing Officer Water Enhancement Technologies (WET
TEK) September 1993 - June 1995. He attended Colorado Real Estate College in 1991. He has a Bachelor of Science, Business Management at Metro State College in 1989. Mr. Silva was appointed a director and president in October of 2000.

         No appointee for a director position has been subject of any civil regulatory proceeding or any criminal proceeding.


         Transactions with Management and Others

         There were no transactions or series of transactions during the Registrant's last fiscal year or the current fiscal year, or any currently proposed transactions or series of transactions of the remainder of the fiscal year, in which the amount involved exceeds $60,000 and in which to the knowledge of the Registrant, any director, executive officer, nominee, future director, five percent shareholder, or any member of the immediate family of the foregoing persons, have or will have a direct or indirect material interest except as set forth below. In addition, none of the foregoing persons have been indebted to the Registrant during such periods in an amount exceeding $60,000.

     Officers and directors Barry Miller, Wayne Miller and Gary Burnie received compensation for services which they converted to shares (see "Compensation of Directors and Executive Officers" hereafter).

2) Peanut Butter & Jelly, Inc., of which the new Directors and the newly appointed officers are members of management and controlling shareholders, agreed to exchange 100% of the outstanding shares of Peanut Butter & Jelly, Inc. for 47,460,000 restricted shares of PNW Capital, Inc., and have completed the transaction.

Committees  of the Board of Directors

         The Registrant has no standing audit, nominating and compensation committees of the Board of Directors, or committees performing similar functions, nor does it propose to have the same following the appointment of the new directors.


Meetings of the Board of Directors

         There were irregular meetings of the Registrant's Board of Directors during the current fiscal year, or during the past fiscal year, as necessary for the reorganization and restructuring to facilitate an acquisition.


                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

         During the Registrant's past fiscal year, and the current fiscal year, no executive officer of the Registrant received cash compensation other than reimbursement for expenses incurred on behalf of the Registrant, no compensation was paid pursuant to a plan, no other type of compensation was paid, no director received compensation, and no termination of employment and change of control arrangements were implemented other than those set forth herein.

In August, 2000, the Company adopted the 2000 Nonqualified Stock Option Plan. The Plan sets aside 10,000,000 shares of common stock option for issuance to employees, directors, officers, attorneys, accountants, consultants or advisors to the company. The Plan has a ten year term.

On September 20, 2000, the Company granted options to four officers, directors and consultants to purchase 7,000,000 shares of the Company's common stock at $0.05 per share under the Plan. The options were immediately exercised, and shares were issued in satisfaction of the Company's obligation to the four individuals for consulting services rendered through September 30, 2000. The transaction was recorded by a charge to expense for $257,035, and a charge of $92,965 against amounts previously accrued for such services, for a total value of $350,000.

Also on September 20, 2000, the Company granted options to five consultants (one of whom is also a director) to purchase 2,200,000 shares at $0.05 per share under the Plan. The options are exercisable at any time before ten years from the date the Plan was adopted. At September 30, 2000, none of these options had been exercised.



In corporate resolutions, the Board issued stock options to the following individuals. The individuals then exercised their options and offset the purchase price against the Company's obligations to them for services rendered.

Date of
Authorization   To whom issued:  For:              # of Shares  Value ($.05/sh) Consideration
-------------   ---------------  ----              -----------  -----------------------------

09/20/00        Wayne Miller     Management fees   2,000,000    $100,000,000    services
                (former officer,
                director)

09/20/00        Ron Henrickson   Management fees   2,000,000     100,000,000    services

09/20/00        Gary Burnie      Management fees   2,000,000     100,000,000    services
                (former officer,
                director)

09/20/00        Floyd Cochrane   Management fees   1,000,000      50,000,000    services
                                                   ----------   --------------
                                                   7,000,000    $350,000,000

                                    Options
                                    -------

Barry Miller, director was issued 500,000 shares @ $.05 per share exerciseable for ten years from September 25, 2000.

                                   SIGNATURES
                                   ----------

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Notice to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: December 6, 2000                   PNW Capital, Inc.




                                            by:/s/Daniel C. Silva
                                                 Daniel C. Silva, President